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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                               JUNO LIGHTING, INC.
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                                (Name of Issuer)


          COMMON STOCK, PAR VALUE                              482047107
              $0.01 PAR SHARE
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      (Title of class of securities)                         (CUSIP number)


                                   NELL MINOW
                         LENS INVESTMENT MANAGEMENT LLC
                         1200 G STREET, N.W., SUITE 800
                             WASHINGTON, D.C. 30005
                                 (202) 434-8723
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                FEBRUARY 2, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))
                              (Page 1 of 10 Pages)


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NYFS04...:\31\58531\0006\2590\SCH2019U.06A

--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 2 of 10
--------------------------------------------------------           --------------------------------------

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
      1        NAME OF REPORTING PERSON:                 LENS INVESTMENT MANAGEMENT, LLC

               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0497749
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:               OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   MAINE
               ORGANIZATION:

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                          7    SOLE VOTING POWER:                   835,236 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              835,236 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,214,908 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [ ]
               CERTAIN SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.53%

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     14        TYPE OF REPORTING PERSON:                 OO, IA

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 3 of 10
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 RAM TRUST SERVICES, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0363642
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:             OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   MAINE
               ORGANIZATION:

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                          7    SOLE VOTING POWER:                   375,147 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              375,147 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,214,908 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF (SEE ITEMS 5(A) AND
                                                                    (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [ ]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.53%

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     14        TYPE OF REPORTING PERSON:                 CO, IA

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 4 of 10
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 ROBERT B. HOLMES

               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:               PF

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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                          7    SOLE VOTING POWER:                   2,800 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              2,800 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,214,908 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [ ]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.53%

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     14        TYPE OF REPORTING PERSON:                 IN

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 5 of 10
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 JOHN B. GOODRICH

               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               PF

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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                          7    SOLE VOTING POWER:                   1,725 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              1,725 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,214,908 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [ ]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.53%

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     14        TYPE OF REPORTING PERSON:                 IN

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

            This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on September 18, 1998, as amended by Amendment No. 1 filed on November 17, 1998, by and on behalf of Lens Investment Management, LLC ("Lens"), Ram Trust Services, Inc. ("Ram"), Robert B. Holmes ("Holmes") and John B. Goodrich ("Goodrich"). Lens, Ram, Holmes and Goodrich are herein referred to collectively as the "Reporting Persons." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Since the filing of Amendment No. 1 to the Schedule 13D, accounts managed by Lens purchased an aggregate of 4,437 shares of Common Stock for total consideration (including brokerage commissions) of $100,759.00 derived from capital in such managed accounts.

            Since the filing of Amendment No. 1 to the Schedule 13D, accounts managed by Ram purchased an aggregate of 15,791 shares of Common Stock for total consideration (including brokerage commissions) of $337,020.38 derived from capital in such managed accounts.


ITEM 4.     PURPOSE OF TRANSACTION

            The Lens Group has determined to solicit proxies in connection with the Company's 1999 Annual Meeting of Stockholders for (i) the election of Robert A.G. Monks and Nell Minow as directors of the Company and (ii) the approval by stockholders of an amendment to the Company's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on the Company's Board of Directors at any given time. Accordingly, on February 2, 1999, the Lens Group (i) in accordance with the Company's by-laws, notified the Company of its nomination of persons for election to the Company's Board of Directors and its proposed by-law amendment and (ii) filed a preliminary proxy statement relating thereto with the Securities and Exchange Commission.

            Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER


            (a) (i) By virtue of their management of Client accounts, Lens and Ram were the beneficial owners of 835,236 and 375,147 shares of Common Stock, respectively (together, approximately 6.5% of the outstanding Common Stock), for purposes of Section 13(d) of the 1934 Act and, by virtue of their joint management, each may also be deemed to be the beneficial owner of the shares of Common Stock owned by the other.

              (ii) Holmes is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified above include shares purchased with investment funds of Holmes. Separate from his accounts managed by Ram, Holmes is the owner of 2,500 shares of Common Stock. With respect to such 2,500 shares purchased separately by Holmes, as a result of Holmes' participation in the management and ownership of Lens, Holmes and the Lens Group may be deemed to be acting in concert and to have beneficial ownership of the others' shares of Common Stock within the meaning of Section 13(d) of the 1934 Act. Holmes disclaims beneficial ownership of the shares of Common Stock owned by other clients of Lens and Ram and vice versa. Holmes' spouse is the owner of 300 shares of Common Stock which are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Such 300 shares for purposes of this Statement are treated as though beneficially owned by Mr. Holmes, but Mr. Holmes disclaims beneficial ownership thereof.

              (iii) Goodrich is an employee of Ram and a Client of the Lens Group and the shares of Common Stock beneficially owned by Lens and Ram as identified above include shares purchased with investment funds of Goodrich. Separate from his accounts managed by Ram, Goodrich is the owner of 1,725 shares of Common Stock. As a result of Goodrich's status as an employee of Ram and his participation in the ownership of Ram and in the Lens Group's activities relating to the Common Stock, Goodrich and the Lens Group may be deemed to be acting in concert and to have beneficial ownership of the others' shares of Common Stock within the meaning of Section 13(d) of the 1934 Act. Goodrich disclaims beneficial ownership of the shares of Common Stock beneficially owned by Lens and Ram and vice versa.

            (b) Lens has the sole power to direct the vote and the disposition of the 835,236 shares of Common Stock (approximately 4.5% of the outstanding Common Stock) owned by its Clients in such accounts. Ram has the sole power to direct the vote and the disposition of the 375,147 shares of Common Stock (approximately 2.0% of the outstanding Common Stock) owned by its Clients in such accounts. Holmes has the sole power to direct the vote and the disposition of 2,500 shares of Common Stock; and Holmes' spouse has the sole power to direct the vote and the disposition of 300 shares of Common Stock. Goodrich has the sole power to direct the vote and the disposition of 1,725 shares of Common Stock.

      The percentages of outstanding shares of Common Stock used in this Statement are calculated based upon the 18,592,569 shares of Common Stock stated by the Company to be issued and outstanding at September 30, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998.

            (c) The Reporting Persons engaged in the following transactions with respect to the Common Stock during the past 60 days. All such transactions were effected on the NASDAQ Stock Market.


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                                                   NUMBER
     DATE OF                NATURE OF                OF
   TRANSACTION             TRANSACTION             SHARES            PRICE
---------------    -------------------------    ----------           -----
-------------------------------------------------------------------------------
        12/2/98    Sale by Ram                          (475)       23.750
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        12/2/98    Purchase by Ram                       475        23.750
===============================================================================
       12/15/98    Purchase by Ram                     5,000        22.500
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       12/21/98    Purchase by Ram                     2,431        22.500
===============================================================================
         1/6/99    Purchase by Ram                        17        23.375
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        1/14/99    Purchase by Ram                     4,000        21.500
===============================================================================
        1/19/99    Purchase by Ram                        23        22.500
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        1/19/99    Purchase by Ram                         3        22.500
===============================================================================
        1/20/99    Purchase by Ram                        10        22.500
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        1/28/99    Purchase by Ram                     1,100        22.000
===============================================================================
       12/21/98    Purchase by Lens                      300        22.500
===============================================================================
       12/31/98    Purchase by Lens                    1,000        23.375
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        1/19/99    Purchase by Lens                    1,705        22.500
===============================================================================
        1/20/99    Purchase by Lens                       32        22.250
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        1/20/99    Purchase by Lens                    1,400        22.000
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            (d) No person other than the Client who is the owner of shares of
Common Stock referred to herein is known to the Lens Group to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of any of the shares of Common Stock referred to in Item 5(a)(i) hereof. No one is known to Holmes or Goodrich to have the right to receive or the power to direct the receipt of dividends or the proceeds of sale of any of the shares of Common Stock referred to in Items 5(a)(ii) and (iii) hereof.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 2, 1999

                              LENS INVESTMENT MANAGEMENT, LLC

                              By: /s/ John P.M. Higgins
                                  ----------------------------------------
                                  Name:  John P.M. Higgins
                                  Title: Member



                              RAM TRUST SERVICES, INC.

                              By: /s/ John P.M. Higgins
                                  ----------------------------------------
                                  Name:  John P.M. Higgins
                                  Title: President



                                  /s/  Robert B. Holmes
                                  ----------------------------------------
                                  Robert B. Holmes



                                  /s/  John B. Goodrich
                                  ----------------------------------------
                                  John B. Goodrich